William M. Beaudoin T+1 617 854 2337 william.beaudoin@ropesgray.com

September 28, 2017

VIA EDGAR

Ms. Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds IV (Registration Nos. 033-68666 and 811-08004)

Dear Ms. Vroman-Lee:

I am writing on behalf of AMG Funds IV (the “Trust”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to Post-Effective Amendment No. 180 under the Securities Act of 1933, as amended (the “1933 Act”), to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) filed on July 31, 2017, relating to AMG Managers DoubleLine Core Plus Bond Fund, AMG Managers Fairpointe Mid Cap Fund, AMG Managers Pictet International Fund, AMG Managers Silvercrest Small Cap Fund, AMG River Road Dividend All Cap Value Fund, AMG River Road Dividend All Cap Value Fund II, AMG River Road Focused Absolute Value Fund, AMG River Road Long-Short Fund, AMG River Road Small-Mid Cap Value Fund and AMG River Road Small Cap Value Fund (each a “Fund,” and collectively the “Funds”), each a series of the Trust. The Trust appreciates this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trust’s responses are set forth below. Certain defined terms used herein have the meaning set forth in the Funds’ prospectus (the “Prospectus”).

General

1.    Comment: The Staff notes that certain material information was omitted from Post-Effective Amendment No. 180. Please confirm all information will be filed with the SEC in a post-effective amendment to the Trust’s Registration Statement relating to the Funds to be filed pursuant to Rule 485(b) under the 1933 Act (the “485(b) Amendment”).

Response: The Trust confirms that all information identified as omitted from Post-Effective Amendment No. 180 will be filed with the SEC in the 485(b) Amendment.

2.     Comment (Global for all applicable funds): A footnote to certain of the Funds’ “Annual Fund Operating Expenses” table states the following: “For a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed...” Such “Recovery Period” should be limited to a period of up to thirty-six months from the date of the waiver.

Response: The Trust notes that three of the Funds are currently subject to the recoupment arrangement described above (the “Existing Recoupment Arrangement”). The Trust is in the process of entering into a new expense limitation agreement for each Fund that provides that a recoupment may only be made for a period of up to 36 months from the time of any waiver, reimbursement, or payment pursuant to such Fund’s contractual expense limitation. The Trust respectfully submits that the Funds’ current disclosure accurately reflects the Existing Recoupment Arrangement. The Trust undertakes to revise the disclosure to reflect any new recoupment arrangements at the time they become effective for the Funds.

3.     Comment (Global for all applicable funds): For any Fund with a recoupment arrangement with the Investment Manager, please clarify (in a footnote to the Annual Fund Operating Expenses tables or elsewhere) that, during the recoupment period, the Investment Manager may recover from a Fund fees waived and expenses paid only to the extent that such repayment would not cause the Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount.

Response: During the recoupment period, the Investment Manager may recover from the Funds fees waived and expenses paid to the extent that such repayment would not cause each Fund’s Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursements (exclusive of the items noted in the Prospectus) to exceed the following: 1) the contractual expense limitation amount that was in effect at the time the fees were waived or the expenses were paid, or 2) the Fund’s current expense limitation amount. Because the recoupment provision in the applicable expense limitation agreement is protective of shareholders, the Trust does not believe that adding disclosure detailing the operation of this feature of the recoupment would enhance shareholder understanding. Therefore, the Trust respectfully declines to make the requested change.

4.     Comment (Global for all applicable funds): For each Fund that has more than one portfolio manager, please confirm that the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of such Fund and disclose in accordance with Form N-1A.

Response: The Trust confirms that for each Fund that has more than one portfolio manager, the portfolio managers of the Fund are jointly and primarily responsible for the day-to-day management of the Fund, and notes that such disclosure appears in the “Fund Management” section of the Prospectus.

5.     Comment (Global for all applicable funds): The “Summary of the Funds—Performance” section for certain Funds lists multiple indices. Please disclose information about the additional index in the narrative explanation accompanying the bar chart and table (e.g., by stating that the information shows how the Fund’s performance compares with the returns of an index of funds with similar investment objectives) in accordance with Form N-1A.

Response: The Trust believes that each Fund’s current disclosure is appropriate and consistent with the requirements of Form N-1A. Instruction 2(b) to Item 4 of Form N-1A provides, in pertinent part, that a Fund may include, in addition to the required broad-based securities market index, information for one or more other indexes as permitted by Instruction 6 to Item 27(b)(7). Instruction 6 to Item 27(b)(7) provides, in pertinent part, that a Fund may compare its performance to an additional broad-based index so long as the comparison is not misleading. The Fund considers each of the S&P MidCap 400 Index, Russell Midcap Index, Russell 2000 Value Index, Russell 2000 Index, Russell 3000 Index, 50% Russell 3000® Index/50% BofA Merrill Lynch 3-Month U.S. T-Bill Index and Russell 2500 Value Index to be broad-based securities market indexes and describes these indexes as such in the “Performance” section.

6.     Comment (Global for all applicable funds): Certain of the Funds list “Sector Risk” as a principal risk of investing in the Fund. If a Fund knows what sectors it plans to invest in, please add related disclosure in the “Summary of the Funds—Principal Investment Strategies” section of the Fund’s Prospectus.

Response: The Trust notes that each applicable Fund may invest in stocks in any market sector. No applicable Fund has a principal strategy to focus its investments in any particular sector, but may have a significant amount of its assets invested in stocks in a single or small number of sectors. Each Fund’s sector distribution may change over time. For this reason, the Trust does not believe that any specific sector should be discussed in the Funds’ principal investment strategies section.

7.     Comment (Global for all applicable funds): For any Fund that may invest in other investment companies, please include, if necessary, a line item relating to Acquired Fund Fees and Expenses in the Annual Fund Operating Expenses table.

Response: The Trust confirms that each Fund’s Annual Fund Operating Expenses table has been prepared in accordance with the requirements of Form N-1A as to Acquired Fund Fees and Expenses and that such line item is included for the appropriate Funds.

8.     Comment (Global for all applicable funds): For any Fund that may invest in convertible securities, please supplementally confirm whether the Fund intends to invest in contingent convertible securities.

Response: The Trust confirms that, although contingent convertible securities are a permissible investment of the Funds, the Funds do not currently invest in contingent convertible securities as part of their principal investment strategy.

9.     Comment (Global for all applicable funds): In the “Additional Information About the Fund’s Expenses and Performance” section of the Prospectus, the following disclosure is included for certain Funds: “[f]or a period of up to three years from the end of the fiscal year during which fees were waived or expenses were reimbursed (the “Recovery Period”), the Investment Manager is entitled to be reimbursed by the Fund for such fees waived and expenses reimbursed…” Such “Recovery Period” should be limited to a period of up to thirty-six months from the date of the waiver.

Response: Please see the response to Comment 2 above.

10.   Comment: The Statement of Additional Information contains disclosure concerning “Contingent Convertible Securities.” Do any of the Funds plan to principally invest in contingent convertible securities?

Response: Please see the response to Comment 8 above.

AMG Managers DoubleLine Core Plus Bond Fund

11. Comment:	Please explain in the principal investment strategies section the meaning of “Plus” in the Fund’s name.

Response: The Trust believes that the term “core plus” is generally understood in the investment community to refer to a bond/fixed income strategy that may invest, or may invest to a greater degree than a “core” strategy, in market sectors other than the U.S. investment grade bond market, such as the high yield sector or emerging markets. The Trust believes that the Fund’s principal investment strategy describes its “core plus” strategy and has not revised its disclosure. For example, the “Summary of the Funds—Principal Investment Strategies” section for the Fund states that the “[p]rimary sectors include government/municipals, high yield, global developed credit, international sovereign debt, emerging markets, and mortgage- and asset-backed.” (emphasis added) That section of the prospectus also contains additional disclosure about the fund not having a cap on its high yield exposure and investing in non-U.S. bonds, including those denominated in foreign currencies.

12.   Comment: The Fund lists “Asset-Backed and Mortgage-Backed Securities Risk” as a principal risk of investing in the Fund. Please explain in detail, supplementally, how the Fund determines whether such asset-backed securities and mortgage-backed securities are liquid and if the Fund limits, as a percent of the Fund’s net asset value, the amount of its investment in asset-backed securities and mortgage-backed securities.

Response: The Trust has adopted Liquidity Determination Policy and Procedures (the “Liquidity Procedures”) that govern the determination of whether securities held by the Fund are liquid and the ongoing monitoring of liquidity. The Trust’s Board of Trustees has delegated to the Investment Manager and the Fund’s subadviser, DoubleLine, the day-to-day function of determining and monitoring the liquidity of Fund securities, subject to Board oversight and compliance with the Liquidity Procedures. DoubleLine is responsible for determining the liquidity of individual securities, including asset-backed securities and mortgage backed securities, and monitoring the Fund’s portfolio liquidity on an ongoing basis, in accordance with the Liquidity Procedures. The Investment Manager is responsible for overseeing DoubleLine’s compliance with the Liquidity Procedures and for monitoring overall portfolio liquidity of the Fund. The Liquidity Procedures require DoubleLine to make a determination based on then prevailing market conditions that the Fund’s position (or portion thereof) can be disposed of within seven days in the ordinary course of business at approximately the value at which the Fund values the security in order to treat such position as liquid. In making liquidity determinations, DoubleLine will consider one or more of the following factors (which may not necessarily be determinative):

•	the registered or unregistered nature of the security;

•	the frequency of trades and quotes for the security;

•	difficulty in obtaining a second quote on a security priced by a broker quote;

•	dealer undertakings to make a market in the security;

•	ratings change on a security or issuer, both internal and external;

•	corporate events, such as bankruptcy, default or delisting;

•	registration of previously restricted securities;

•	contractual restrictions/lock-ups;

•	the nature of the security and the nature of the marketplace(s) in which it trades (e.g., the time needed to dispose of the security, the method of soliciting offers and the mechanics of transfer);

•	the availability of information about prospective purchasers;

•	prospects for the future demand for the security, due to restrictions on resale, the limited universe of potential purchasers or sellers (e.g., the number of dealers willing to purchase or sell the security and the number of other potential buyers ), the depth of a trading market, the number of market makers, or other factors; and

•	Other factors, if any, which the Subadviser deems relevant to determine the existence of, and evaluate, the trading market for the security.

○	Such other factors that DoubleLine may consider include:

•	trading volume for the investment;

•	the market conditions for the investment, including trading volatility;

•	any restrictions on re-sale or transferability applicable to the investment;

•	the availability of and DoubleLine’s access to information on the underlying loans or other assets held by the issuer;

•	the number of pricing sources available for the investment;

•	the bid/ask spread for the investment or similar investments;

•	any applicable demand or guarantee features;

•	the credit quality of the security, including whether one or more nationally recognized statistical rating organizations rate the security;

•	terms of the investment’s marketplace (time needed to transact, mechanics of transfer, methods of soliciting trades);

•	the period of time remaining until maturity (or until the principal may be recovered by demand); and

•	third party research or analytics.

Although the Fund has no investment policy limiting its holdings of asset-backed securities and mortgage-backed securities, as of June 30, 2017, the Fund held approximately 32.38% of its assets in mortgage-backed securities (compared with approximately 30.01% of the Fund’s benchmark) and approximately 8.62% of its assets in asset-backed securities (compared with approximate 0.48% of the Fund’s benchmark). The Trust notes that the Fund’s investments are subject to the liquidity limits under the Investment Company Act of 1940, as amended (the “1940 Act”), and that the Fund may not acquire illiquid holdings if, as a result, more than 15% of its net assets would be in illiquid investments.

13.   Comment: In the “Summary of the Fund—Principal Investment Strategies” or “Summary of the Fund—Principal Risks” sections, please consider adding an example of interest rate risk using a duration that is representative of the Fund’s duration to the Fund’s existing discussion of maturity and duration.

Response: Examples of the effect of a concrete percentage change in interest rates are provided in the Prospectus in the section titled “Additional Information About the Fund—Summary of the Fund’s Principal Risks—Interest Rate Risk”:

For example, if interest rates rise by one percentage point, the share price of a fund with an average duration of one year would be expected to fall approximately 1% and a fund with an average duration of five years would be expected to decline by about 5%. If rates decrease by one percentage point, the share price of a fund with an average duration of one year would be expected to rise approximately 1% and the share price of a fund with an average duration of five years would be expected to rise by about 5%.

The Trust respectfully submits that the existing examples are sufficient to explain the effect of changes in interest rates to investors, and therefore the Trust respectfully declines to make the requested change.

14.   Comment: Please include disclosure regarding higher portfolio turnover in the principal risk section of the Fund’s prospectus.

Response: The Trust notes that the section “Additional Information About the Funds—Other Important Information About the Funds and Their Investment Strategies and Risks—Portfolio Turnover” includes disclosure regarding the risks of higher portfolio turnover, including the following: “The Fund may sell any security when it believes the sale is consistent with the Fund’s investment strategies and in the Fund’s best interest to do so. This may result in active and frequent trading of portfolio securities. . . . Higher portfolio turnover may adversely affect Fund performance by increasing Fund transaction costs and may increase your tax liability.” Because high portfolio turnover is not a principal investment strategy of the Fund, the Fund respectfully submits that this disclosure is sufficient.

15.   Comment: The “Summary of the Funds—Principal Investment Strategies” section discloses that the Fund may invest in inverse floating rate securities. Explain supplementally whether the Fund intends to include such securities and/or other variable and floating rate securities as part of its 80% policy pursuant to Rule 35d-1 under the 1940 Act. Please note that the Staff has taken the position that investments in variable and floating rate securities do not count as fixed income for purposes of a fund’s 80% policy pursuant to Rule 35d-1 under the 1940 Act.

Response: The Trust believes that the term “fixed income securities” is commonly understood by investors, as evidenced by its frequent usage by other registrants, to indicate debt and income-producing instruments of any kind, including instruments with variable and floating rates of interest. Accordingly, the Trust treats such investments as satisfying the 80% test.

AMG Managers Pictet International Fund

16.   Comment: The Fund’s Prospectus makes references to “Growth at a Reasonable Price (“GARP”).” Please include a definition of GARP.

Response: The Trust submits that “Growth at a Reasonable Price” investing generally involves buying stocks that have a reasonable price/earnings ratio in relationship to a company’s earnings growth rate. The “Summary of the Funds—Principal Investment Strategies” section for the Fund states that the “subadviser seeks to build a portfolio of companies that trade below their underlying (“intrinsic”) value at the time of purchase,” that the “investment process utilizes bottom-up fundamental analysis that focuses on future growth in cash generation and cash returns on the capital employed in the business,” and that the “portfolio is focused on both growth and valuation.” The Trust believes that this disclosure adequately defines GARP.

AMG River Road Dividend All Cap Value Fund and AMG River Road Dividend All Cap Value Fund II

17.   Comment: Because each Fund uses the term “dividend” in its name, please amend the first sentence in the “Summary of the Funds—Principal Investment Strategies” section to state that the Fund, under normal conditions, will invest at least 80% of its assets in income-producing equity securities.

Response: The Trust believes that, in this case, the term “dividend” in each Fund’s name suggests an investment objective or strategy rather than a type of security as each Fund’s investment objective involves seeking to provide high current income (which includes paying dividends and other distributions to shareholders) and each Fund’ principal investment strategy involves seeking to achieve a yield for the Fund that exceeds that of the Russell 3000 Value Index; therefore, the Funds are not required to adopt a Rule 35d-1 policy. The Trust believes that this view is consistent with the staff’s Frequently Asked Questions about Rule 35d-1 which states that, “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term ‘income’ in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment.” Similarly, the term “dividend” in the Funds’ names generally suggests that the Funds are seeking to provide current income to shareholders as evidenced by its investment objective and principal investment strategy. The Trust notes that each Fund’s investment objective to seek to provide high current income is a fundamental policy that may not be changed without the approval of a majority of the outstanding voting securities of the Fund. The Trust respectfully submits that it has responded to a substantially similar comment in an Edgar correspondence filing made on February 24, 2017.

AMG River Road Focused Absolute Value Fund

18. Comment:	Please include as a principal risk the risk of investing in a small number of issuers.

Response: The risk of investing in a small number of issuers is included in Non-Diversified Fund Risk: “the Fund is non-diversified and therefore a greater percentage of holdings may be focused in a small number of issuers or a single issuer, which can place the Fund at greater risk.” The Trust respectfully submits that the existing risk disclosure is sufficient, and therefore the Trust respectfully declines to make the requested change.

AMG River Road Small-Mid Cap Value Fund

19.   Comment: The “Summary of the Fund—Principal Investment Strategies” section of the Fund’s Prospectus states that “[t]he Fund may also invest in common stock of companies with market capitalizations that exceed $10 billion at the time of acquisition . . . .” Please confirm that such securities would be part of the 20% bucket of the Fund’s assets that are not required to be invested in small- and mid-capitalization companies pursuant to the Fund’s 80% investment policy (i.e., at least 80% of the Fund’s assets should be in small- and mid-capitalization companies, as determined at the time of the investment).

Response: The Trust confirms that such securities would not be counted toward the Fund’s 80% investment policy.

Please direct any questions you may have with respect to this filing to me at (617) 854-2337.

Very truly yours,

/s/ William M. Beaudoin

William M. Beaudoin

cc :	Mark Duggan, Esq.
Maureen A. Meredith, Esq.
Gregory C. Davis, Esq.
Adam M. Schlichtmann, Esq.